UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
JUL 19 2002
WASH. D.C. 154 SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

02043371

For the Fiscal Year Ended December 31, 2001

CUMMINS INC.
(Name of issuer of the securities held pursuant to the plan)

Commission File Number 1-4949.

Incorporated in the State of Indiana I.R.S. Employer Identification
No. 35-0257090

500 Jackson Street, Box 3005, Columbus, Indiana 47202-3005
(Address of Principal Executive Office)

Telephone Number: (812) 377-5000

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR ONAN CORPORATION EMPLOYEES

Financial Statements as of December 31, 2001 and 2000,
and for the Year Ended December 31, 2001,
and Independent Auditors' Report
(Full title of the plan)

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR ONAN CORPORATION EMPLOYEES

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000 (As Restated)	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES*	

* As the Plan is a member of the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2001 and of reportable transactions for the year ended December 31, 2001 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Center/Tower
Suite 2000
111 Monument Circle
Indianapolis, Indiana 46204-5120

Tel: (317) 464-8600
Fax: (317) 464-8500
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Benefits Policy Committee and
Participants of the Cummins Engine Company, Inc. and
Affiliates Retirement and Savings Plan for ONAN Corporation Employees
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for ONAN Corporation Employees as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6, the accompanying statement of net assets available for benefits as of December 31, 2000 has been restated.

Deloitte & Touche LLP

July 5, 2002

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR ONAN CORPORATION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000 (As Restated, see Note 6)
ASSETS:		
Investment in Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans Master Trust, at fair value	$116,260,352	$122,331,198
Receivables:		
Employer contributions	1,299,376	1,291,848
Employee contributions	495	
Total receivables	1,299,871	1,291,848
Total assets	117,560,223	123,623,046
LIABILITIES:		
Excess contributions refundable	155,075	153,898
Total liabilities	155,075	153,898
NET ASSETS AVAILABLE FOR BENEFITS	$117,405,148	$123,469,148

See accompanying notes to financial statements.

CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN FOR ONAN CORPORATION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:	
Contributions:	
Employer	$ 1,294,321
Employee	5,718,041
Total additions	7,012,362
DEDUCTIONS:	
Plan interest in Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans Master Trust investment loss	6,420,552
Distributions to participants	6,655,810
Total deductions	13,076,362
Net decrease in net assets available for benefits	(6,064,000)
Net assets available for benefits:	
Beginning of year (As Restated, see Note 6)	123,469,148
End of year	$ 117,405,148

See accompanying notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for ONAN Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company"). Eligible employees are employees of ONAN Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust - The Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

- Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees;
- Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;
- Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees; and
- Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees;

The trustee for the Master Trust is The Vanguard Group.

Contributions - Participants may contribute up to 20% of their eligible pay through a combination of pre-tax and after-tax contributions, but limited to a maximum of 15% for pre-tax contributions and 10% for after-tax contributions. Participants may direct their contributions in any of nine investment options, including Cummins Inc. common stock.

Matching Contributions - The Company matches participant contributions in amounts ranging from 25% of the first $1,000 of participant wages contributed to $1,188. The matching contribution is made in the form of cash or company stock, based on the participant's employing company, as defined. Company matching contributions in the form of Company stock may not be reinvested into other investment options until the participant is 55 years of age.

Participant Accounts - Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting - Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments - Upon termination of employment or retirement, participant account balances less than $5,000 are paid in a lump-sum distribution. Account balances greater than $5,000 are paid either as a lump-sum distribution or an annuity not to exceed 15 years, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans - A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance. Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than five years from the date of the loan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments - The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund. The fixed income fund consists primarily of insurance contracts and bank investment contracts with various insurance companies and is stated at contract value as the investments are fully benefit-responsive. The contract values represent contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Withdrawals or transfers from the fund are valued at contract value.

Allocation of Master Trust Assets and Transactions - The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses - Substantially all costs of administering the Plan are paid by the Company.

3. INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust. The assets of the Master Trust are held by The Vanguard Group. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was 12.5% and 12.3%, respectively. The following investments are held by the Master Trust as of December 31:

	2001	2000
Cummins, Inc. common stock fund	$151,709,584	$162,748,038
Fixed income fund	275,387,498	252,435,423
Registered investment companies	490,368,677	565,454,282
Participant loans	13,791,544	13,445,581
Total	$931,257,303	$994,083,324

Investment income (loss) for the Master Trust for the year ended December 31, 2001 is as follows:

Net appreciation (depreciation) in fair value of investments:	
Cummins Inc. common stock	$ 4,142,532
Registered investment companies	(61,945,567)
Interest	17,997,139
Dividends	4,710,699

4. TAX STATUS

The Plan received a favorable determination letter dated June 10, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving that determination letter. The Plan submitted a request to the IRS for a new determination letter, but has not yet received a reply. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by The Vanguard Group, and shares of Cummins Inc. The Vanguard Group is the trustee of the Master Trust and Cummins Inc. is the Plan Sponsor; therefore, transactions with these parties qualify as party-in-interest transactions.

6. RESTATEMENT

Subsequent to the issuance of the Plan's 2000 financial statements, the Plan Administrator determined that certain Master Trust investments were incorrectly allocated among the plans within the Master Trust and certain receivables and liabilities were recorded at incorrect amounts. As a result, amounts previously reported in the December 31, 2000 statement of net assets has been restated as follows:

	As Previously Reported	As Restated
Cummins Engine Company, Inc. Fixed Income Fund	$ 19,744,000	
Investments	91,113,000	
Participant loans	708,000	
Investment in Master Trust		$122,331,198
Receivables:		
Employer contributions	111,000	1,291,848
Employee contributions	389,000	
Employee loan repayments	64,000	
Total receivables	564,000	1,291,848
Total assets	112,129,000	123,623,046
Excess contributions refundable		153,898
Total liabilities		153,898
Net assets available for benefits	112,129,000	123,469,148

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
RETIREMENT AND SAVINGS PLAN
FOR ONAN CORPORATION EMPLOYEES**

(Name of Plan)

By ______________________
David C. Wright
Secretary - Benefits
Policy Committee

Date: July 15, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 2-32091, Registration Statement No. 2-53247, Registration Statement No. 2-58696, Registration Statement No. 33-2161, Registration Statement No. 33-8842, Registration Statement No. 33-31095, Registration Statement No. 33-37690, Registration Statement No. 33-46096, Registration Statement No. 33-46097, Registration Statement No. 33-46098, Registration Statement No. 33-50665, Registration Statement No. 33-56115, Registration Statement No. 333-2165, Registration Statement No. 333-31573, Registration Statement No. 333-42687, Registration Statement No. 333-67391, and Registration Statement No. 333-68592 of our report dated July 5, 2002, (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 6) appearing in the Annual Report on Form 11-K of the Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for ONAN Employees for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 15, 2002